United States Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(check one)

X	Form 10-K
____	Form 20-F
____	Form 11-K
____	Form 10-Q/10-QSB
____	Form N-SAR

For Period Ended : December 31, 2010

____	Transition Report on Form 10-K/10KSB
____	Transition Report on Form 20-F
____	Transition Report on Form 11-K
____	Transition Report on Form 10-Q/10QSB
____	Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________

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PART 1 - REGISTRANT INFORMATION

Full Name of Registrant:	Viropro, Inc.

Address of Principal Executive Office:	4199, Campus Drive, Suite 550

City, State and Zip Code:	Irvine, California, 92612

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b){section 23,047], the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report, on Form 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, 10-QSB, or portion there of will be filed on or before the fifth calendar day following the prescribed due day; and

	(c)	The accountant's statement or other exhibit required byRule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why the Form 10-K and Form 10-KSB, 11-K, 10-Q and Form 10QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has completed an acquisition during 2010 for which audited financials statements had to be completed and said statements consolidated within its own financials. Company expects to be able to disclose all late reports  plus audited statements before June 30, 20111

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to contact in regard to this notification.

Claude Gingras	979	783-6573
(Name)	(Area Code)	(Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed?  If the answer is no, identify report(s).
__ Yes     X     No

Form 10-Q for period ending June 30, 2010
Form 10-Q for period ending September 30, 2010

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

___ Yes     X    No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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SIGNATURE
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VIROPRO, INC.

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

By: /s/ Claude Gingras	Date: April 1, 2011
Title: Vice-president Corporate Affairs